U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                   FORM 4

               STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1.  Name and Address of Reporting Person*

Langley                   Rick
  (Last)                (First)         (Middle)

9233 Roxbury Road
     Street

Los Angeles                     CA             90069
    (City)                    (State)          (Zip)


2.  Issuer Name and Ticker or Trading Symbol

Applied DNA Sciences, Inc. (Nasdaq: APDN)

3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)

     N/A

4.  Statement for Month/Year

    January 2003

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

  [ ] Director                            [X]  10% Owner
  [ ]  Officer (give title below          [ ]  Other (specify below

7.  Individual or Joint/Group Filing (Check applicable line)

  [X] Form filed by One Reporting Person
  [ ] Form filed by more than One Reporting Person

Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Common Stock

2.  Transaction Date (mm/dd/yy)

    01-14-03

3.  Transaction Code (Instr. 8)

    Code         V

      V

4.  Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4, and 5)
                 (A)
     Amount       or      Price
                 (D)

     60,000       D      $2.50 (2)

5.  Amount of Securities Beneficially Owned at End of Month
   (Instr. 3 and 4)

    -0- (3)

6.  Ownership Form:  Direct (D) or Indirect (I)
   (Instr. 4)


7.  Nature of Indirect Beneficial Ownership
  (Instr. 4)

     D

1. A total of 160,000 shares were issued to Rick Langley from the Professional/Employee/Consultant Compensation Plan sponsored by the issuer, and filed with the SEC. These shares were issued in lieu of cash monthly payments, a signing bonus for joining the company, and for expenses covered over the past 5 months. This acquisition, therefore, is exempt from Section 16(b) of the Securities Exchange Act of 1934 under Rule 16b-3(a), and no Form 4 disclosure was required for that acquisition. This form is being filed for Mr. Langley's impending change in beneficial ownership as a result of his selling these shares, from time to time, over the next 30-90 days, as such sales will reduce his beneficial holdings. A Form 144 filing is also being filed to disclose the notice of sale.

2. The price per share may vary. This early filing is being made early on a voluntary basis.

3. Rick Langley has an indirect interest in shares held in RHM Management, Inc., of which he is President and the majority shareholder. RHM Management, Inc. holds 5,391,500 shares of Common Stock of the Issuer.

Table II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
  (Instr. 3)


2.  Conversion or Exercise Price of Derivative Security


3.  Transaction Date (Month/Day/Year)


4.  Transaction Code
  (Instr. 8)

   Code V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


6.  Date Exercisable and Expiration Date (Month/Day/Year)

   Date                         Expiration
  Exercisable                      Date


7.  Title and amount of Underlying Securities
  (Instr. 3 and 4)

    Title                      Amount or
                            Number of Shares


8.  Price of Derivative Security
  (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Month
  (Instr. 4)


10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
  (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
  (Instr. 4)


Explanation of Responses:



By:/s/ Rick Langley                           01/15/03
       Rick Langley                             Date

** Intentional misstatements of omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.